UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
AgWiki Inc

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 1, 2015

Physical address of issuer
19 North Main, Suite B, Perryville, MO 63775

Website of issuer
https://agwiki.com

Current number of employees
2

Filer EDGAR CIK
0001835500

Filer EDGAR CCC
*uh94JzZ

Submission Contact Person Information

Name
John LaRose Jr.

Phone Number
(573) 547-1447

Email Address
johnlarosejr@agwiki.com

Notification Email Address
johnlarosejr@agwiki.com

Signatories

Name
John LaRose Jr

Signature

Title
Vice Chairman of the Board, President, Chairman of the board and Chief Financial Officer

Email
johnlarosejr@agwiki.com

Date
April 27, 2026